1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ERIC D. SIMANEK eric.simanek@dechert.com +1 202 261 3424 Direct +1 202 261 3048 Fax

April 7, 2014

VIA EDGAR

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Variable Insurance Trust (the “Registrant”)

File Nos. 333-35883 and 811-08361

Dear Mr. Gregory:

This letter responds to comments you provided to Jessica Howell and me in a telephonic discussion on February 14, 2014, with respect to your review of Post-Effective Amendment No. 40 (“PEA No. 40”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on January 3, 2014. PEA No. 40 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of registering Institutional Shares and Service Shares of Goldman Sachs Multi-Strategy Alternatives Portfolio (the “Portfolio,” a new series of the Registrant). We have reproduced your comments below, followed by our responses.

General Comments

1.	Comment: Please update or complete all information that is currently in brackets or missing in the Prospectuses and the Statement of Additional Information (“SAI”) (e.g., dates, fee table, expense example and compensation information).

Response: The Portfolio hereby confirms that it has completed all information that was bracketed in the 485(a) filing.

2.	Comment: Please make conforming changes in the prospectus and/or SAI for Service Shares of the Fund in response to these comments, as appropriate.

April 7, 2014 Page 2

Response: The Portfolio hereby confirms that conforming changes have been made to the Service Shares prospectus and SAI in response to these comments.

3.	Comment: Please update the registration statement disclosure with respect to the registration status of the investment adviser as a commodity pool operator subject to regulation under the Commodity Exchange Act, including any associated risks (e.g., SAI at page B-2).

Response: The Portfolio hereby confirms that the registration statement has been updated to reflect the Investment Adviser’s registration as a commodity pool operator with respect to its services as investment adviser to the Portfolio.

4.	Comment: Please provide the Tandy Representations via EDGAR correspondence.

Response: Tandy Representations are attached hereto as Exhibit A.

Prospectuses

5.	Comment: Please insert a footnote in the “Annual Fund Operating Expenses” table following the caption titled “Acquired Fund Fees and Expenses” stating that “Acquired fund fees and expenses are based on estimated amounts for the current fiscal year.”

Response: The Portfolio has included the requested footnote.

6.	Comment: Please delete the last sentence of footnote 2 to the “Annual Fund Operating Expenses” table (“The Portfolio’s ‘Other Expenses’ may be further reduced by any custody and transfer agency fee credits received by the Portfolio.”) as it is not permitted or required by Form N-1A.

Response: The Portfolio has incorporated this comment.

7.	Comment: Please supplementally confirm that any expense reimbursement or fee waiver arrangements will be in effect for no less than one year from the effective date of the Portfolio’s registration statement.

Response: The Portfolio hereby confirms that the fee waiver and expense limitation arrangements will be in effect for no less than one year from the effective date of the Portfolio’s registration statement.

April 7, 2014 Page 3

8.	Comment: Please revise the principal strategy and principal risk disclosure in the prospectus in accordance with the plain English requirements of Form N-1A.

Response: The Portfolio has incorporated this comment.

9.	Comment: Please consider disclosing any other underlying fund principal investment strategies and investments that the investment adviser also expects to use as a principal investment strategy and/or principal investment (e.g., exchange-traded notes or long-short strategies) in the principal strategy section. We note that the SAI discloses that certain underlying funds use common investment strategies (e.g., derivatives).

Response: The Portfolio has reviewed the principal strategy section and believes that the disclosure accurately reflects the underlying funds’ principal investment strategies and principal investments, and therefore respectfully declines to incorporate this comment.

10.	Comment: Please revise the Item 4 disclosure to reflect only the risks of the underlying funds as they affect the overall risk profile of the Portfolio as opposed to the individual underlying funds. For instance, a single underlying fund may be non-diversified, but if the Portfolio, considering all of its investments, is diversified, that underlying fund risk may not be a principal risk to the portfolio.

Response: The Item 4 disclosure enumerates the principal risks of the Portfolio, as well as the principal risks of the underlying funds. The Portfolio believes that the inclusion of the principal risks of the underlying funds is necessary to enable investors to understand fully the risks of investing in the Portfolio. Accordingly, the Portfolio respectfully declines to incorporate this comment.

11.	Comment: Information about the risks of the underlying funds is repeated three times in the prospectus, with varying levels of specificity. For ease of understanding, please consider disclosing this information in the two places required by Form N-1A, Items 4 and 9.

Response: The Portfolio provides risk disclosure of the underlying funds pursuant to Items 4 and 9 of Form N-1A under “Summary—Principal Risks of the Underlying Funds” and “Risks of the Underlying Funds,” respectively. In addition, the Portfolio’s Appendix A contains additional disclosure about the underlying funds’ risks. The purpose of this Appendix A is to expand upon and/or complement the risk disclosure that appears earlier in the Prospectus. Form N-1A permits a fund to include “information in the prospectus… so long as the information is not incomplete, inaccurate, or misleading.”

April 7, 2014 Page 4

The Portfolio believes that the additional disclosure is helpful to investors, and is not incomplete, inaccurate or misleading and respectfully declines to incorporate this comment.

12.	Comment: Please tailor the prospectus disclosure relating to investment strategies using derivatives and commodity-linked instruments (collectively, “Financial Instruments”) to how the adviser expects to manage the Portfolio, including the identity of the most significant strategies and Financial Instruments. Please also describe the extent to which the Portfolio will be invested in such Financial Instruments. Boilerplate disclosure should be avoided. See IM Guidance Update: Disclosure and Compliance Matters for Investment Company Registrants that Invest in Commodity Interests (Aug. 2013) at 2, available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-05.pdf (hereinafter Guidance Update); see also Letter of Barry D. Miller, Associate Director, Office of Legal and Disclosure to Kerrie McMillan, General Counsel, Investment Company Institute, July 30, 2010.

Response: The “Principal Strategy” in the Summary section of the Prospectus states that:

The Portfolio and certain Underlying Funds may also invest in derivatives for both hedging and non-hedging purposes. The Portfolio’s derivative exposure (which will primarily be obtained through its investments in the Underlying Funds) may include (i) futures contracts, including futures based on equity or fixed income securities and/or equity or fixed income indices, interest rate futures, currency futures and swap futures; (ii) swaps, including equity, currency, interest rate, total return, variance and credit default swaps and swaps on futures contracts; (iii) options, including long and short positions in call options and put options on indices, individual securities or currencies, swaptions and options on futures contracts; (iv) forward contracts, including forwards based on equity or fixed income securities and/or equity or fixed income indices, currency forwards, interest rate forwards, swap forwards and non-deliverable forwards; and (v) other instruments, including structured securities, credit linked notes, exchange-traded notes and contracts for differences (“CFDs”). The Portfolio’s direct derivatives investments are expected to consist primarily of futures, options on indices and currency forwards, which the Portfolio may use to gain exposure to certain markets or currencies. (emphasis added)

April 7, 2014 Page 5

The “Investment Management Approach—Principal Investment Strategies” further states that: “Although it does not currently intend to do so, the Portfolio may also invest through a wholly-owned subsidiary, which would be advised by the Investment Adviser and would seek to gain commodities exposure, or in certain commodity-linked investments.” The Portfolio believes that its disclosure is tailored to discuss the specific Financial Instruments and most significant strategies that will be utilized by the Portfolio.

Item 4(a) of Form N-1A requires disclosure of the Portfolio’s “principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally).” It does not require the Portfolio to disclose the extent to which it will be invested in particular securities. Accordingly, the Portfolio declines to incorporate this comment.

13.	Comment: Please also tailor the prospectus risk disclosure specifically to only those Financial Instruments that the adviser intends to use to achieve the Portfolio’s investment objectives without including a “laundry list” of all potential financial instruments. See id.

Response: The Portfolio has reviewed the disclosure related to Financial Instruments and believes that the risk disclosure accurately reflects the principal Financial Instruments that the Portfolio and underlying funds to achieve their respective investment strategies, and therefore respectfully declines to incorporate this comment.

14.	Comment: Please disclose the principal purposes for which investments in Financial Instruments will be made (e.g., enhancing performance, creation of synthetic securities, leverage). Id. We note that the SAI discloses that investments in derivatives will be made for such reasons.

Response: The “Principal Strategy” in the Summary section of the Prospectus states that: “The Portfolio and certain Underlying Funds may also invest in derivatives for both hedging and non-hedging purposes.” An underlying fund may invest in Financial Instruments for a variety of specific hedging or non-hedging purposes, and the Portfolio believes that enumerating these purposes in the Principal Strategy would not be helpful to investors. Accordingly, the Portfolio respectfully declines to incorporate this comment.

15.	Comment: Please supplementally disclose whether the Portfolio or any of the underlying funds may make direct investments in hedge funds.

Response: Neither the Portfolio nor the underlying funds may make direct investments in hedge funds.

April 7, 2014 Page 6

16.	Comment: Please explain the Portfolio’s “multi-asset” strategy in plain English, including how it will result in achieving the Portfolio’s investment objectives (e.g., momentum and trend trading, managed risk, unconstrained fixed income and hedge fund beta). In addition, please clarify what “momentum” or “trending trading” strategies refer to. Please also explain the meaning of “tactical views.”

Response: The Portfolio has incorporated this comment.

17.	Comment: Please consider removing the last sentence of the Portfolio’s strategy section on page 2 as it is redundant and the “all caps” capitalization is distracting.

Response: The Portfolio has revised its disclosure to eliminate the redundancy. The Portfolio believes that the “all caps” punctuation will draw investor attention to this important concept, which alerts investors that the Portfolio’s total annual fund operating expenses may change without notice, and respectfully declines to incorporate this portion of the comment.

18.	Comment: Please consider renaming the “Affiliated Persons” risk factor as “Conflicts of Interest,” as this is the major risk discussed in the paragraph.

Response: The Portfolio has changed the name of this risk to “Investments in Affiliated Underlying Funds Risk” to clarify the nature of the risk discussed in the paragraph.

19.	Comment: In the Portfolio risk factors, please consider presenting all of the principal risks of investing in derivatives and commodity-linked securities (e.g., volatility, leverage, liquidity and counterparty risk). See Guidance Update at 3.

Response: The “Derivatives Risk” and “Commodity Sector Risk” disclosure each discuss the principal risks of investing in such instruments. The Portfolio believes that such disclosure is clear to investors, and therefore the Portfolio declines to incorporate this comment.

20.	Comment: For plain English purposes, please consider renaming “Non-Hedging Foreign Currency Trading Risk” as “Foreign Currency Risk.”

Response: The Portfolio has reviewed the name of this risk and believes that it is a more precise characterization of the specific investment risk and is not likely to confuse investors, and therefore the Portfolio declines to incorporate this comment.

April 7, 2014 Page 7

21.	Comment: For plain English purposes, please consider renaming “Sovereign Risk” as “Sovereign Debt Risk.”

Response: The Portfolio has changed the name of this risk to “Sovereign Default Risk” to clarify the nature of the risk discussed in the paragraph.

22.	Comment: Please consider revising the disclosure to state when and where updated performance information for the Portfolio will be available for review (e.g., website address or telephone number).

Response: The Portfolio has incorporated this comment.

23.	Comment: Please describe supplementally the proposed broad measure of performance to be used by the Portfolio.

Response: The Portfolio’s proposed benchmark index will be the Bank of America Merrill Lynch U.S. Dollar Three-Month LIBOR Constant Maturity Index. The Index tracks the performance of a synthetic asset paying LIBOR to a stated maturity. The Index is based on the assumed purchase at par of a synthetic instrument having exactly its stated maturity and with a coupon equal to that day’s fixing rate. That issue is assumed to be sold the following business day (priced at a yield equal to the current day fixing rate) and rolled into a new instrument.

24.	Comment: If the investment adviser is currently registered as a commodity pool operator and is required to file prior performance information, please supplementally provide us with prior performance information prior to the effectiveness of the filing. See Harmonization of Compliance Obligations for Registered Investment Companies Required to Register as Commodity Pool Operators, 78 C.F.R. 53208 at Section 2.B.3(g) (Aug. 22, 2013).

Response: The Registrant confirms that it manages no other advisory accounts with investment objectives, policies and strategies substantially similar to those of the Portfolio, and accordingly is not providing prior performance information for any other accounts.

25.	Comment: On page 9 of the prospectus, Raymond Chan and Christopher Lvoff are disclosed as the Portfolio’s investment managers. On page 30, the prospectus indicates that the Portfolio may be under the team management of the Global Portfolio Solutions Team (“GPS”). If so, please revise the disclosure to include information about other GPS team members who are jointly and primarily responsible for managing the Portfolio. If appropriate, please make conforming changes with respect to managing “other accounts” on page B-101 in the SAI.

April 7, 2014 Page 8

Response: Messrs. Chan and Lvoff are the only portfolio managers primarily responsible for the day-to-day management of the Portfolio. Accordingly, no changes have been made in response to this comment.

Statement of Additional Information (“SAI”)

26.	Comment: On the cover page of the SAI, please revise the disclosure to provide a toll free (or collect) telephone number to obtain a copy of the Portfolio’s annual report.

Response: The Portfolio has incorporated this comment.

27.	Comment: On page B-2, please indicate that the Portfolio is diversified.

Response: The Portfolio has incorporated this comment.

28.	Comment: On page B-83, please supplementally explain the following statement: “Notwithstanding any other fundamental investment restriction or policy, the Portfolio may invest some or all of its assets in a single open-end investment company or series thereof with substantially the same fundamental investment restrictions and policies as the Portfolio” with respect to the Portfolio’s fundamental investment restriction number 2.

Response: The sentence noted above provides notice that the Portfolio does not consider investing in an open-end investment company to be investing in a single industry in violation of its policy of not investing more than 25% of its assets in a single industry.

29.	Comment: Please explain supplementally whether, for the purposes of fundamental restriction number 2, the Portfolio will “look through” to the underlying funds.

Response: The Statement of Additional Information states that the Portfolio does not consider investment company securities to be an industry for purposes of its concentration policy. The Registrant is not aware of any requirement to “look through” the Underlying Funds to determine whether their aggregated portfolio holdings would cause the Portfolio to concentrate in any single industry. To clarify this point, the following disclosure has been added to the Statement of Additional Information: “Greater than 25% of the Portfolio’s total assets may be indirectly exposed to a particular industry through its investment in one or more Underlying Funds.”

April 7, 2014 Page 9

30.	Comment: Please disclose the names of the members of each Standing Board Committee. We note that the SAI states that the Committees include all of the Independent Trustees, but it is unclear whether the Committees might have other Board members.

Response: The Portfolio confirms that the Independent Trustees are the only members of each standing Board Committee, with the exception of the Dividend Committee, which is comprised of Messrs. James A. McNamara and Scott McHugh.

31.	Comment: On page B-97, in the paragraph describing the investment adviser in line 2, please consider inserting “wholly-owned” before “subsidiary.” In the second paragraph, in line 1, please consider inserting “publicly-held” before “financial holding company.”

Response: The disclosure has been revised accordingly.

Part C

32.	Comment: Please be sure to include the investment advisory agreement between the investment adviser and Portfolio, in Item 28(d)(4).

Response: The Portfolio confirms that it has filed the applicable investment advisory agreement, and that the Part C references such investment advisory agreement.

33.	Comment: Please provide the information required by Item 29 of Form N-1A with respect to control affiliates of the Portfolio. In the alternative, please explain why such disclosure is not applicable.

Response: The Board of Trustees of the Registrant is the same as the board of other Goldman Sachs Fund Complex funds, each of which has Goldman Sachs Asset Management, L.P., or an affiliate as its investment adviser. In addition, the officers of the Registrant are substantially identical to those of the other Goldman funds. Nonetheless, the Registrant takes the position that it is not under common control with other Goldman funds because the power residing in the respective boards and officers arises as the result of an official position with the respective trusts.

April 7, 2014 Page 10

Please do not hesitate to contact the undersigned at 202.261.3424 with any questions or comments concerning this correspondence.

Very Truly Yours,

/s/ Eric D. Simanek

Eric D. Simanek

cc:	Matthew Wolfe, Vice President, Goldman Sachs Asset Management, L.P.

[Letterhead of Goldman, Sachs & Co.]

Exhibit A

April 7, 2014

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Gregory:

On behalf of the Goldman Sachs Variable Insurance Trust (the “Registrant”), it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post- Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the SEC or its staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew Wolfe

Matthew Wolfe

Assistant Secretary, Goldman Sachs Variable Insurance Trust